January 31, 2006

VIA COURIER

John D. Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0405

Re: Black Hawk Exploration Inc. -Amendment No. 1 to Form SB-2 filed January 17, 2006
File No.333-131048

Dear Mr. Reynolds:

This letter accompanies our Form SB-2, Amendment No. 1 in response to your letter to us dated January 27, 2006. In accordance with Item 310(g) of Regulation S-B we have added updated financial statements. The only revisions in the document relate to the inclusion of our updated financial statements. For ease of reference, we have redlined the changes.

We have also included an updated auditors consent.

In addition to the changes indicated above, we have revised some minor typographical mistakes throughout the document.

Sincerely,

BLACK HAWK EXPLORATION INC.

BY:

/s/ Garrett Ainsworth_______________
Garrett Ainsworth
President

cc: Goldie B. Walker